EXHIBIT 99.1

Consolidated Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Years ended December 31, 2009 and 2008

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and
Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2009. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of five directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2009. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“BRUCE COUSINS”

JOHN SHERIDAN	BRUCE COUSINS
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
March 9, 2010	March 9, 2010

AUDITORS' REPORT

To the Shareholders of Ballard Power Systems Inc.

We have audited the consolidated balance sheets of Ballard Power Systems Inc. (the “Corporation") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2009. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2010 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada
March 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc. (the “Corporation")’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting presented in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 9, 2010 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada
March 9, 2010

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
December 31,
(Expressed in thousands of U.S. dollars)

	2009	2008
		(revised – note 1(c)(ii))
Assets
Current assets:
Cash and cash equivalents	$43,299	$54,086
Short-term investments	38,932	31,313
Accounts receivable (notes 4 & 17)	12,903	18,856
Inventories (note 5)	9,168	10,402
Prepaid expenses and other current assets	2,114	1,434
	106,416	116,091

Property, plant and equipment (note 6)	39,320	38,755
Intangible assets (note 7)	824	3,726
Goodwill	48,106	48,106
Investments (note 8)	632	1,765
Other long-term assets	50	-
	$195,348	$208,443
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 9 & 17)	$20,321	$21,819
Deferred revenue	1,607	947
Accrued warranty liabilities	7,813	3,841
Current portion of obligation under capital lease (note 10)	316	-
	30,057	26,607

Long-term liabilities (notes 11 & 12)	4,632	23,349
Obligation under capital lease (note 10)	1,739	-
	36,428	49,956

Shareholders’ equity:
Share capital (note 13)	835,358	832,711
Contributed surplus (notes 2 & 13)	284,510	283,466
Accumulated deficit	(960,712)	(957,454)
Accumulated other comprehensive loss	(236)	(236)
	158,920	158,487
	$195,348	$208,443

See accompanying notes to consolidated financial statements.
Commitments, guarantees and contingencies (notes 10 & 15)
Subsequent events (note 23)

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Years ended December 31,
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2009	2008
		(revised – note 1(c)(ii))
Revenues:
Product and service revenues	$46,722	$52,726
Engineering development revenue	-	6,854
Total revenues	46,722	59,580

Cost of revenues and expenses:
Cost of product and service revenues	40,795	47,432
Research and product development	26,628	37,179
General and administrative	10,801	12,515
Sales and marketing	7,203	7,461
Restructuring and related charges (note 9)	6,229	-
Acquisition charges (note 23)	529	-
Depreciation and amortization	6,580	6,034
Total cost of revenues and expenses	98,765	110,621

Loss before undernoted	(52,043)	(51,041)
Investment and other income (loss) (note 14)	5,995	(2,871)
Gain (loss) on disposal and write-down of long-lived assets
(note 8)	122	(2,812)
Gain on sale of assets (notes 3 & 8)	34,297	96,845
Equity gain (loss) in associated companies (note 11)	8,364	(8,649)
Income (loss) before income taxes	(3,265)	31,472
Income taxes (recovery) (note 16)	(7)	16
Net income (loss) and comprehensive income (loss)	(3,258)	31,456

Basic earnings (loss) per share	$(0.04)	$0.37
Diluted earnings (loss) per share	$(0.04)	$0.37

Weighted average number of common
shares outstanding - basic	83,637,315	84,922,364
Impact of dilutive options	-	840,843
Weighted average number of common
shares outstanding – diluted	83,637,315	85,763,207

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
December 31,
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

					Accumulated
					other	Total
	Number of	Share	Contributed	Accumulated	comprehensive	shareholders’
	shares	capital	surplus	deficit	loss	equity
Balance, December 31, 2007,
as reported	115,099,142	$1,174,821	$72,290	$(988,686)	$(236)	$258,189
Change in accounting policy (note 1 (c)(ii)):	-	-	-	(224)	-	(224)
Balance, December 31, 2007, as revised	115,099,142	$1,174,821	$72,290	$(988,910)	$(236)	$257,965
Net income	-	-	-	31,456	-	31,456
Non-dilutive financing (note 2)	-	-	33,812	-	-	33,812
Cancellation of common shares upon
disposition of assets held for sale
(note 3)	(34,261,300)	(349,438)	175,538	-	-	(173,900)
RSUs and DSUs redeemed	321,576	2,557	(2,557)	-	-	-
Share distribution plan	962,717	4,771	4,383	-	-	9,154
Balance, December 31, 2008	82,122,135	832,711	283,466	(957,454)	(236)	158,487
Net loss	-	-	-	(3,258)	-	(3,258)
Non-dilutive financing (note 2)	-	-	(719)	-	-	(719)
Purchase of treasury shares
(note 13)	-	(207)	-	-	-	(207)
RSUs and DSUs redeemed	219,232	1,126	(1,283)	-	-	(157)
Options exercised	5,000	7	-	-	-	7
Share distribution plan	1,627,621	1,721	3,046	-	-	4,767
Balance, December 31, 2009	83,973,988	$835,358	$284,510	$(960,712)	$(236)	$158,920

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Years ended December 31,
(Expressed in thousands of U.S. dollars)

	2009	2008
		(revised – note 1(c)(ii))
Cash provided by (used for):
Operating activities:
Net income (loss) for the year	$(3,258)	$31,456
Items not affecting cash:
Compensatory shares	3,033	7,267
Employee future benefits	(1,524)	2,642
Depreciation and amortization	9,504	8,021
Unrealized loss (gain) on forward contracts	(408)	408
Loss (gain) on disposal and write-down of long-lived assets	(142)	2,812
Gain on sale of assets (notes 3 & 8)	(34,297)	(96,845)
Equity loss (gain) in associated companies	(8,364)	8,649
Other	-	490
	(35,456)	(35,100)
Changes in non-cash working capital:
Accounts receivable	6,084	107
Inventories	1,356	4,457
Prepaid expenses and other current assets	(884)	510
Accounts payable and accrued liabilities	1,623	5
Deferred revenue	(3,656)	778
Accrued warranty liabilities	3,971	3,089
Net current assets and liabilities held for sale (note 3)	-	(36)
	8,494	8,910
Cash used by operations	(26,962)	(26,190)
Investing activities:
Net decrease (increase) in short-term investments	(7,619)	64,921
Additions to property, plant and equipment	(6,778)	(3,560)
Proceeds on sale of property, plant and equipment and other	2,182	475
Proceeds on monetization of other long-term assets (note 8)	37,000	-
Disposition of assets held for sale (note 3)	-	(61,285)
Investments (notes 8 & 11)	(5,135)	(6,212)
Long-term liabilities	-	(323)
	19,650	(5,984)
Financing activities:
Non-dilutive financing (note 2)	(3,243)	36,920
Purchase of treasury shares (note 13)	(207)	-
Repayment of capital lease obligation (note 10)	(30)	-
Net proceeds on issuance of share capital	5	-
	(3,475)	36,920

Increase (decrease) in cash and cash equivalents	(10,787)	4,746
Cash and cash equivalents, beginning of year	54,086	49,340
Cash and cash equivalents, end of year	$43,299	$54,086

Supplemental disclosure of cash flow information (note 18)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies:

(a) Nature of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power, supplemental power, and distributed generation). A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. Our technology is based on proton exchange membrane (“PEM”) fuel cells.

(b) Basis of presentation, critical accounting estimates and judgment applied:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. All amounts are in United States dollars, unless otherwise noted. Material measurement differences to United States GAAP are disclosed in note 22.

The preparation of the Corporation’s consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements. The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates.

The Corporation’s critical accounting estimates include, among others, estimates related to revenue recognition on long-term contracts, the assessment of the net realizable value of goodwill and intangible assets, inventory and investments, the adequacy of warranty provisions on sales, and the recoverability of future tax assets.

(c) Changes in accounting policy and future changes to accounting standards:

(i) Business combinations, consolidated financial statements, and non-controlling interest:

Effective December 31, 2009, the Corporation early adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for Business Combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601), and Non-Controlling Interests (CICA Handbook Section 1602). Section 1582, which replaces the former Section 1581, requires all business combinations to be accounted for by applying the acquisition method, whereby assets acquired and liabilities assumed are measured at their fair value at the date of acquisition.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(c) Changes in accounting policy and future changes to accounting standards (cont’d):

(i) Business combinations, consolidated financial statements, and non-controlling interest (cont’d):

Acquisition costs associated with a business combination are expensed in the period incurred. Section 1601 carries forward the standards for the preparation of consolidated financial statements of former Section 1600. Section 1602 requires non-controlling interests to be reported as a separate component of equity, with net income calculated without deduction for non-controlling interests; instead consolidated net income is allocated between controlling and non-controlling interests. There was no impact of adopting these standards on the Corporation’s 2009 consolidated financial statements other than the expensing of acquisition costs incurred of $529,000 related to the subsequent acquisition of Dantherm Power (note 23).

(ii) Employee future benefit plans:

CICA Handbook Section 3461 Employee Future Benefits allows the selection of either the immediate recognition approach, or the defer and amortization approach, for accounting for employee future benefits. In 2009, the Corporation changed its accounting policy from the defer and amortization approach to the immediate recognition approach. The Corporation believes the change in accounting policy more appropriately reflects the costs and liability of the employee future benefits as it better reflects the current estimated cost to terminate these plans.

The change in accounting policy was applied retroactively and prior period financial statements have been restated, as follows:
  Accumulated deficit at December 31, 2007 was increased by $224,000, with a corresponding increase in long-term liabilities.

  Net income for the year ended December 31, 2008 declined by $2,623,000 (representing a $0.03 decline in earnings and diluted earnings per share), with a corresponding increase in long-term liabilities.

  Net income for the year ended December 31, 2009 increased by $2,215,000 (representing a $0.03 increase in earnings and diluted earnings per share), with a corresponding decrease in long-term liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(c) Changes in accounting policy and future changes to accounting standards (cont’d):

(iii) Financial instruments – presentation and disclosures:

In 2009, the Corporation adopted the amendments to CICA Section 3862 Financial Instruments – Disclosures. The amendments resulted in enhanced disclosures regarding the fair value measurement of financial instruments and are included in note 20. The adoption of these amendments had no impact on the Corporation’s results, financial position or cash flows.

(iv) Convergence with International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and must be accompanied by IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. At this time, the comprehensive impact of the changeover from Canadian GAAP to IFRS on the Corporation’s future financial position and results of operations is not yet determinable.

(d) Principles of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2009	2008
7076932 Canada Inc.	100.0%	100.0%
Ballard Advanced Materials Corporation	77.5%	77.5%
Ballard GmbH	100.0%	100.0%
Ballard Material Products Inc.	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%

All significant intercompany balances and transactions have been eliminated on consolidation.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(e) Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

(f) Revenue recognition:

The Corporation generates revenues primarily from product sales and services. Revenues are also earned by providing engineering development services. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts. Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recorded when the product is shipped to the customer and the risks of ownership are transferred to the customer, when the price is fixed and determinable, and collection is reasonably assured. Provisions are made at the time of sale for warranties.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(g) Cash, cash equivalents and short-term investments:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Short-term investments consist of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(h) Financial instruments:

The Corporation measures its financial assets in the balance sheet at fair value, except for loans and receivables, which are measured at amortized cost. Financial liabilities classified as held for trading, including derivatives, are measured in the balance sheet at fair value; all other financial liabilities are measured at amortized cost. Long-term investments are measured at cost as they are privately held entities.

Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. The Corporation classifies its accounts receivables as loans and receivables and its accounts payable and warranty liabilities as other financial liabilities.

Periodically, the Corporation enters into forward exchange contracts to limit its exposure to foreign currency rate fluctuations and to platinum price fluctuations. These derivative contracts are recorded as either assets or liabilities in the consolidated balance sheet at fair value. Any changes in fair value are recognized in net income. The Corporation does not designate its financial instruments as hedges.

(i) Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and the appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing the appropriate inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which could make inventory on hand recoverable at less than its cost or even obsolete.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(j) Property, plant and equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Leasehold improvements	The shorter of initial term of the respective
lease and estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under
capital lease	5 years

(k) Intangible assets:

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost. Intangible assets are amortized over their estimated useful lives of 5 to 15 years using the straight-line method.

Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

(l) Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment, investments, and intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss, if any, is recognized when the carrying amount of a long-lived asset exceeds its fair value based on its estimated undiscounted future cash flows.

(m) Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(m) Goodwill (cont’d):

Goodwill is assessed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The assessment of impairment is based on estimated fair market values derived from certain valuation models, which may consider various factors such as normalized and estimated future earnings, price earnings multiples, terminal values and discount rates. An impairment loss, if any, is recognized to the extent that the carrying amount of goodwill exceeds its estimated fair market value.

The Corporation has designated December 31 as the date for the annual impairment test. As at December 31, 2009, date of the last impairment test, goodwill was not considered to be impaired.

(n) Investments:

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

(o) Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

(p) Leases:

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Leases, which transfer substantially all the benefits and risks incident to ownership of the leased property to the Corporation, are accounted for as capital leases. The cost of assets under capital leases represent the present value of minimum lease payments and are amortized on a straight-line basis over the lease term. Assets under capital leases are presented in property, plant and equipment in the consolidated balance sheet.

Leases that do not transfer substantially all of the benefits and risks incident to ownership of the property are accounted for as operating leases.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(q) Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

(r) Research and product development costs:

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except if the costs are related to the development and setup of new products, processes and systems and satisfy certain conditions for capitalization, including reasonable assurance that they will be recovered. All capitalized development costs, if any, are amortized when commercial production begins, using the straight-line method over a period of five years. An impairment loss, if any, is recognized in the period it occurs.

As at December 31, 2009, the Corporation has not capitalized any development costs.

(s) Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

The effect on future income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated, and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(t) Employee future benefits:

The Corporation accounts for employee future benefit plan assets and obligations and related costs of defined benefit pension plans, and other post-retirement benefits, under the following accounting policies:
  Accrued benefit obligations and the cost of pension and other post-retirement benefits earned by participants are determined from actuarial calculations according to the projected benefit method prorated on services. The accrued benefit obligations under the post-employment benefit plans are determined from actuarial calculations according to the accumulated benefit method. The calculations are based on management’s best estimate assumptions relating to salary escalations, retirement age of participants and estimated health-care costs. Pension obligations are discounted using current market interest rates. Changes in accrued benefit obligations are recognized immediately.

  Plan assets are measured at fair value, determined directly by reference to quoted market prices. Changes in fair value on plan assets are recognized immediately.

  Actuarial gains or losses arise from changes in actuarial assumptions used to determine accrued benefit obligations and from emerging experience different from the selected assumptions. Actuarial gains or losses are recognized immediately.

  Current service costs are recognized immediately.

  Curtailment gains and losses arising from plan amendments are recognized immediately.
The cost of defined contribution pension plans, which cover our employees in Canada and the United States, are expensed, as contributions are due.

(u) Share-based compensation:

The Corporation used the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The fair value at the grant date of share options (“options”) is calculated using the Black-Scholes valuation method. The fair value of restricted share units (“RSUs”) and deferred share units (“DSUs”) are measured based on the fair value of the underlying shares on the grant date. Compensation expense is charged to net income over the vesting period and is recognized when services are received with a corresponding increase to contributed surplus. The Corporation estimates forfeitures at the grant date and revises the estimate as necessary if subsequent information indicates that actual forfeitures differ significantly from the original estimate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Nature of business and summary of significant accounting policies (cont’d):

(u) Share-based compensation (cont’d):

The Corporation issues shares and share options under its share-based compensation plans as described in note 13. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(v) Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. For the year ended December 31, 2009, diluted loss per share has not been calculated, as the effects of outstanding stock-based compensation arrangements would be anti-dilutive.

(w) Comprehensive income (loss):

Other comprehensive income (loss) represents changes in shareholders’ equity and includes items such as unrealized gains and losses on financial assets classified as available-for-sale, and cumulative translation adjustments. The Corporation has included a reconciliation of comprehensive income and accumulated other comprehensive income, which is presented as a separate category of shareholders’ equity, on the consolidated balance sheet and the consolidated statement of shareholders’ equity.

(x) Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(y) Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2. Non-dilutive financing:

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize the Corporation’s business under a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Superior Plus transferred $38,029,000 (CDN $46,319,000) to the Corporation’s parent company (“Old Ballard”). Old Ballard subsequently transferred all of its assets and liabilities (including the net cash proceeds, but excluding Old Ballard’s historic Canadian income tax carry forward attributes), to a new wholly owned company, (“the Corporation”). Old Ballard’s shareholders exchanged their shares, on a one-for-one basis, for shares of the Corporation. The Corporation is carrying on the full scope of Old Ballard’s business operations, and holds all rights to intellectual property, as held by Old Ballard before the completion of the Arrangement.

As such, all references to the Corporation in these Consolidated Financial Statements include Old Ballard for matters occurring before the Arrangement.

As the transfer of the business assets, liabilities and operations from Old Ballard to the Corporation represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting.

Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by Old Ballard immediately prior to the completion of the Arrangement. As a result, the net cash proceeds were recorded as a credit to shareholders’ equity.

In addition, as the future income tax benefits of Old Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement are not available to the Corporation after the completion of the Arrangement on December 31, 2008. The gross future income tax assets related to these Canadian tax pools as of December 31, 2008 was reduced to nil, with a corresponding reduction of the related valuation allowance (note 16).

Proceeds of Arrangement on December 31, 2008	$38,029
Disposal costs paid to December 31, 2008	(1,109)
Net cash proceeds at December 31, 2008	36,920
Disposal costs paid in 2009	(3,243)
Disposal costs accrued at December 31, 2009	(584)
Net proceeds of Arrangement	$33,093

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Disposition of certain automotive fuel cell assets:

On January 31, 2008, the Corporation completed the sale of its automotive fuel cell research and development assets (the “AFCC Transaction”) to Daimler AG (“Daimler”), Ford Motor Company (“Ford”) and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, the Corporation transferred to Daimler, Ford and AFCC its automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000 in cash, the automotive fuel cell warranty liabilities, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC (note 8), 112 personnel and related office equipment and a royalty free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to the Corporation an aggregate of 34,261,298 of its common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in the Corporation. These shares were then cancelled.

The Corporation recorded a gain of $96,845,000 on the closing of the AFCC transaction on January 31, 2008.

Proceeds on disposal on January 31, 2008	$173,900
Cash transferred to Daimler and Ford	(58,000)
Disposal costs	(3,823)
Net proceeds on disposal	112,077
Cash transferred to AFCC	(2,000)
Net investment in remaining automotive assets as of January 31, 2008	(13,232)
Net gain on disposal	$96,845

As the Corporation has significant continuing involvement with AFCC, the historic results of the operations transferred are reported in results from continuing operations.

4. Accounts receivable:

	2009	2008
Trade receivables	$12,847	$18,601
Other	56	255
	$12,903	$18,856

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5. Inventories:

	2009	2008
Raw materials and consumables	$5,928	$6,632
Work-in-progress	2,018	1,891
Finished goods	1,222	1,879
	$9,168	$10,402

In 2009, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $20,677,000 (2008 - $25,948,000). In 2009, the write-down of inventories to net realizable value amounted to $874,000 (2008 - $745,000). There were no reversals of write-downs in 2009 or 2008. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

6. Property, plant and equipment:

		Accumulated	Net book
2009	Cost	depreciation	value
Land	$4,803	$-	$4,803
Building	13,596	5,661	7,935
Computer equipment	11,421	10,319	1,102
Furniture and fixtures	4,692	4,629	63
Leasehold improvements	8,669	5,489	3,180
Production and test equipment	67,651	47,492	20,159
Production and test equipment under	2,078	-	2,078
capital lease (note 10)
	$112,910	$73,590	$39,320

		Accumulated	Net book
2008	Cost	depreciation	value
Land	$4,803	$-	$4,803
Building	13,574	5,140	8,434
Computer equipment	17,874	14,905	2,969
Furniture and fixtures	5,342	4,830	512
Leasehold improvements	10,659	6,108	4,551
Production and test equipment	65,877	48,391	17,486
	$118,129	$79,374	$38,755

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7. Intangible assets:

		Accumulated	Net book
2009	Cost	amortization	value
Fuel cell technology	$40,567	$39,743	$824

		Accumulated	Net book
2008	Cost	amortization	value
Fuel cell technology	$49,801	$46,075	$3,726

During 2009, the Corporation recorded a $2,520,000 charge to depreciation and amortization expense for patents that were no longer in use.

8. Investments:

Investments are comprised of the following:

	2009		2008
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$632	15.0%	$500	15.0%
AFCC and Share Purchase Agreement	-	19.9%	1,262	19.9%
Other	-		3
	$632		$1,765

Chrysalix Energy Limited Partnership (“Chrysalix”) is recorded at the lower of cost and estimated net realizable value. During 2009, the Corporation made additional investments of $200,000 (2008 - $273,000) in Chrysalix, which was offset by a cash distribution received from Chrysalix of $68,000 (2008 - $nil). In 2008, an impairment charge of $3,020,000 was recorded to adjust the carrying value of Chrysalix to its estimated net realizable value.

The Corporation maintains a 19.9% interest in AFCC, which is accounted for using the cost method and is subject to a Share Purchase Agreement (“SPA”) under which Ford, either at the option of the Corporation or Ford’s election, may purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR form January 31, 2008. The Corporation has no obligation to fund any of AFCC’s operating expenses. On the disposition of automotive fuel cell assets on the closing of the AFCC Transaction (note 3), the SPA was considered to be a derivative instrument and was recorded at its fair value of $1.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8. Investments (cont’d):

In December 2009, the Corporation completed an agreement to monetize its rights under the SPA. On the monetization of the SPA, the Corporation effectively sold its rights and obligations under the SPA to a third party for initial fixed proceeds of $37,000,000 and a contingent payment of $7,500,000, due in January 2013. The contingent payment is subject to the third party’s rights in the transaction remaining unsubordinated.

The Corporation recorded a gain of $34,297,000 on the closing of the SPA monetization in 2009 reflecting the initial proceeds received net of disposal costs and a write-down of its investment in AFCC to a nominal value.

Initial proceeds on disposal in 2009	$37,000
Net book value of AFCC and Share Purchase Agreement	(1,262)
Disposal costs accrued at December 31, 2009	(1,441)
Gain on sale of assets	$34,297

The calculation of the 2009 gain does not include the contingent payment of $7,500,000 as it is considered to be a contingent gain and will not be recognized until the contingency is resolved in January 2013 on the ultimate exercise of the SPA.

9. Accounts payable and accrued liabilities:

	2009	2008
Trade accounts payable	$6,670	$6,274
Other liabilities	3,952	3,663
Accrued non-dilutive financing costs (note 2)	584	3,108
Compensation payable	5,235	8,657
Taxes payable	302	117
Accrued restructuring and related costs	2,137	-
Accrued SPA disposal costs (note 8)	1,441	-
	$20,321	$21,819

In August 2009, the Corporation completed an organizational restructuring resulting in restructuring and related charges of $4,866,000 primarily for severance expense on the elimination of 85 positions. This action was in addition to an organizational restructuring completed in March 2009 that resulted in restructuring and related charges of $1,363,000 primarily for severance expense on the elimination of 32 positions. As at December 31, 2009, $2,137,000 of restructuring and related costs were payable.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10. Obligations under capital lease:

The Corporation leases certain production and test equipment under a capital lease expiring in December 2014. Under the terms of the lease, the Corporation must either (i) purchase the equipment in December 2014 for its residual value equal to 20% of the initial cost, or (ii) enter into a new lease agreement for the residual value. Minimum future lease payments are as follows:

Year ending December 31
2010	$359
2011	359
2012	359
2013	359
2014	759
Total minimum lease payments	2,195
Less imputed interest at 2.25%	(140)
Total obligation under capital lease	2,055
Current portion of obligation under capital lease	316
Long-term portion of obligation under capital lease	$1,739

The obligation under capital lease is secured by a hypothecation of the Corporation’s cash, cash equivalents, and short-term investments.

For the year ended December 31, 2009, no interest was paid on capital lease obligations.

11. Long-term liabilities:

	2009	2008
		(revised – note 1(c)(ii))
Defined benefit pension plan	$2,695	$4,220
Other benefit plan	616	616
Employee future benefit plans (note 12)	3,311	4,836
Asset retirement obligation	1,321	1,018
Deferred revenue	-	4,250
EBARA BALLARD Corporation	-	13,245
	$4,632	$23,349

In determining the fair value of the asset retirement obligations, the estimated future cash flows have been discounted at 12% per annum. The total undiscounted amount of the estimated cash flows required to settle this obligation is $3,988,000. The obligation will be settled at the end of the term of the operating lease, which extends to 2019.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11. Long-term liabilities (cont’d):

In March 2009, the Corporation made a net investment of $5,000,000 (2008 - $5,939,000), in EBARA BALLARD Corporation (“EBARA BALLARD”). In May 2009, the Corporation announced intentions to discontinue operations in EBARA BALLARD, a joint venture with EBARA Corporation (“Ebara”) that was focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan. EBARA BALLARD was accounted for using the equity method and was considered a related party. On the announcement of the intention to discontinue operations, the $10,838,000 of historic recorded equity losses in EBARA BALLARD in excess of the net investment of EBARA BALLARD (including $2,474,000 of equity losses recorded in 2009 prior to the wind-up), was reversed to net income as (i) Ebara was solely responsible for the liquidation obligations of EBARA BALLARD; and (ii) the Corporation was not committed to provide, nor did it intend to provide, any further financial support to EBARA BALLARD. EBARA BALLARD was formally dissolved in October 2009. As a result, the Corporation recorded equity income of $8,364,000 in 2009 and an equity loss of $8,649,000 in 2008.

12. Employee future benefit plans:

	2009		2008
	Pension	Other benefit	Pension	Other benefit
	plan	plan	plan	plan
Fair value of plan assets	$7,105	$-	$5,761	$-
Accrued benefit obligation	(9,800)	(616)	(9,981)	(616)
Accrued benefit liability	$(2,695)	$(616)	$(4,220)	$(616)

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. This hard freeze of pension plan benefits resulted in the recognition of curtailment gains of $1,055,000 in 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance and other benefits. The Corporation accrues its obligations under employee future benefit plans and the related costs, net of the fair value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Employee future benefit plans (cont’d):

The measurement date used to determine pension and other post-retirement benefit measures is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2009. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be as of January 1, 2010.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Defined benefit plan obligations:

	2009		2008
	Pension	Other benefit	Pension	Other benefit
	plan	plan	plan	plan
Balance, beginning of year	$9,981	$616	$9,430	$614
Current service cost	366	3	348	3
Interest cost	594	35	562	35
Benefits paid	(200)	(31)	(116)	(31)
Actuarial (gains) losses	114	(7)	(243)	(5)
Curtailment gain	(1,055)	-	-	-
Balance, end of year	$9,800	$616	$9,981	$616

Defined benefit plan assets:

	2009		2008
	Pension	Other benefit	Pension	Other benefit
	plan	plan	plan	plan
Balance, beginning of year	$5,761	$-	$7,849	$-
Actual return (loss) on
plan assets	1,477	-	(2,337)	-
Employer’s contributions	100	31	396	31
Plan expenses	(33)	-	(32)	-
Benefits paid	(200)	(31)	(115)	(31)
Balance, end of year	$7,105	$-	$5,761	$-

The plan assets for the funded pension plan consists of:

	2009	2008
Cash and cash equivalents	1%	3%
Equity securities	72%	71%
Debt securities	27%	26%
Total	100%	100%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Employee future benefit plans (cont’d):

The elements of the employee future benefit plan expenses recognized for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
		Other benefit		Other benefit
	Pension plan	plan	Pension plan	plan
Current service cost	$366	$3	$348	$3
Interest cost	594	35	562	35
Actual (return) loss on plan
assets	(1,477)	-	2,337	-
Actuarial (gains) losses	114	(7)	(243)	(5)
Plan expenses	33	-	32	-
Curtailment gain	(1,055)	-	-	-
Employee future benefit plan
expense (gain)	$(1,425)	$31	$3,036	$33

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2009 and 2008 were as follows:

	2009		2008
	Pension	Other benefit	Pension	Other benefit
	plan	plan	plan	plan
Discount rate	6.0%	6.0%	6.0%	6.0%
Rate of compensation increase	n/a	n/a	3.3%	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
	Pension	Other benefit	Pension	Other benefit
	plan	plan	plan	plan
Discount rate	6.0%	6.0%	6.0%	6.0%
Rate of compensation increase	3.3%	n/a	3.3%	n/a

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2009 and 2008 were as follows:

	2009	2008
Initial medical health care cost trend rate	9.0%	9.0%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is
assumed to remain at	2017	2017
Year that the dental rate reaches the rate it is
assumed to remain at	2009	2009

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Employee future benefit plans (cont’d):

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

13. Share capital:

(a)	Authorized and issued:

Unlimited number of common shares, voting, without par value. Unlimited number of preferred shares, issuable in series.

At December 31, 2009, 83,973,988 (2008 – 82,122,135) common shares are issued and outstanding.

(b)	Share option plan:

In 2009, the Corporation adopted a consolidated share option plan to supersede and replace four previous share option plans. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plan although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes. All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

As at December 31, 2009, options outstanding from the consolidated share option plan was as follows:

		Weighted average
	Options for common shares	exercise price
Balance, December 31, 2007	5,585,076	$34.15
Options granted	829,374	4.11
Options cancelled	(938,068)	29.05
Balance, December 31, 2008	5,476,382	24.65
Options granted	1,944,997	1.60
Options exercised	(5,000)	1.01
Options cancelled	(1,548,528)	33.13
Balance, December 31, 2009	5,867,851	$19.18

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13. Share capital (cont’d):

(b)	Share option plans (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2009:

	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
	December 31,	contractual life	exercise	December 31,	exercise
Range of exercise price	2009	(years)	price	2009	price
$1.01 – $5.00	2,472,315	6.1	$2.42	219,390	$4.63
$5.51 – $7.56	1,737,137	5.3	6.97	1,545,608	6.93
$10.00 – $17.41	426,305	3.5	13.55	426,305	13.55
$24.91 – $41.67	708,794	2.3	37.10	708,794	37.10
$62.80 – 84.21	285,500	1.2	68.00	285,500	68.00
$109.90 – $182.68	237,800	0.2	180.70	237,800	180.70
	5,867,851	4.7	$19.18	3,423,397	$31.02

The Corporation uses the fair-value method for recording employee and director share option grants. During 2009, compensation expense of $1,760,000 (2008 - $2,763,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $0.76 (2008 - $2.65) and vesting periods of three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2009	2008
Expected life	5 years	7 years
Expected dividends	Nil	Nil
Expected volatility	60%	48%
Risk-free interest rate	3%	4%

(c)	Share distribution plan:

In 2009, the Corporation adopted a consolidated share distribution plan to supersede and replace five previous share distribution plans. The consolidated share distribution plan permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2009, there were 1,472,380 shares available to be issued under these plans.

No compensation expense was charged against income during the year ended December 31, 2009 (2008 - $5,446,000) for shares distributed, and to be distributed, under the plans.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13. Share capital (cont’d):

(d)	Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan. As at December 31, 2009, 316,152 DSUs (2008 – 333,066) were issued and outstanding.

In 2009, the Corporation determined that 169,276 DSUs had been issued to directors in excess of a limitation set out in its share distribution plan. The Corporation’s shareholders ratified the DSU overgrant. Accordingly the previously recorded compensation expense relating to the overgrant was reversed from contributed surplus and the revised compensation expense for the approved DSUs was recorded based on the market price of the shares on the date of approval, resulting in a net decrease to contributed surplus of $451,000. In 2008, $202,000 of compensation expense was recorded for the year then ended.

(e)	Restricted Share Units:

The Corporation has two plans under which restricted share units (“RSUs”) may be granted. The awards under the consolidated share distribution plan (note 13 (c)) are satisfied by the issuance of treasury shares on maturity. The awards granted under the Market Purchase RSU Plan are satisfied by shares to be purchased on the open market by a trust established for that purpose. During 2009, the Corporation repurchased 87,729 common shares through the trust for cash consideration of $207,000 for the purpose of funding future grants under the Market Purchase RSU Plan.

RSUs are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. As at December 31, 2009, 1,621,749 RSUs (2008 – 1,092,813) were issued and outstanding, and $1,736,000 (2008 - $1,388,000) of compensation expense was recorded for the year then ended.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14. Investment and other income (loss):

	2009	2008
Investment return (loss) less interest cost on employee future
benefit plans	$741	$(2,686)
Curtailment gain on employee future benefit plans	1,055	-
Employee future benefits gain (loss) (note 12)	1,796	(2,686)
Investment income	387	2,012
Other income	625	1,456
Foreign exchange gain (loss)	3,187	(3,653)
Investment and other income (loss)	$5,995	$(2,871)

15. Commitments, guarantees and contingencies:

At December 31, 2009, the Corporation is committed to payments under operating leases as follows:

2010	1,789
2011	1,789
2012	1,789
2013	1,789
2014	1,842
Thereafter	9,524
Total minimum lease payments	$18,522

The Corporation has agreed to pay royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the original terms of the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, total royalties were payable to a maximum equal to the original amount of the government contributions of CDN $10,702,000. During 2009, a Canadian government agency agreed to terminate potential royalties payable of CDN $5,351,000 in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 1). As at December 31, 2009, no royalties have been incurred for Phase 1. Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) total royalties are payable to a maximum of CDN $38,329,000. As at December 31, 2009, a total of CDN $5,320,000 in royalty repayments have been made for Phase 2 including payments of CDN $115,000 in 2009 and CDN $184,000 in 2008.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15. Commitments, guarantees and contingencies (cont’d):

Original maximum recoverable amount under Phase 1 and 2	CDN$	49,031
Prior year payments applied		(5,022)
Maximum recoverable amount, December 31, 2007		44,009
2008 payments		(184)
Maximum recoverable amount, December 31, 2008		43,825
Termination of potential royalties payable		(5,351)
2009 payments		(115)
Maximum recoverable amount, December 31, 2009	CDN$	38,359
Maximum recoverable amount, December 31, 2009	US$	36,498

The Corporation has issued letter of credits in the amount of $293,000 (2008 - $nil) related to inventory purchases and customer guarantees as at December 31, 2009.

At December 31, 2009, the Corporation has outstanding commitments aggregating up to a maximum of $1,691,000 (2008 - $164,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $255,000 in Chrysalix (note 8).

The Corporation has agreed to pay royalties in respect of sales of Ballard fuel cells or fuel cell systems under a July 31, 1996 Fuel Cell Bus Program Agreement (“FC Bus Agreement”), with Province of British Columbia, BC Transit, and BC Transportation Financing Authority (“BCTFA”). Under the terms of FC Bus Agreement, the royalty payable is at a rate of 2% on future sales of such products for commercial transit application to a maximum of $2,093,000 (CDN$ 2,200,000). No royalties have been paid, or accrued, as of December 31, 2009.

The Arrangement with Superior Plus (note 2) includes an indemnification agreement dated December 31, 2008 (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business, which is suffered by Superior Plus. The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6,993,000 (CDN $7,350,000) with a threshold amount of $476,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15. Commitments, guarantees and contingencies (cont’d):

At December 31, 2009, no amount payable or receivable has been accrued as a result of the Indemnity Agreement.

16. Income taxes:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies.

The principal factors causing the difference are as follows:

	2009	2008
Net income (loss) before income taxes	$(3,265)	$31,472
Expected tax expense (recovery) at 30.00%
(2008–31.00%)	$(980)	$9,756
Increase (reduction) in income taxes resulting from:
Gain on sale of assets	(5,966)	-
Income transferred on Arrangement	-	(10,807)
Non-deductible expenses (non-taxable income)	320	(483)
Non-taxable equity gain in associated companies	(2,509)	-
Investment tax credits earned	(6,681)	-
Foreign tax rate differences	249	(35)
Losses and other deductions for which no benefit
has been recorded	15,567	1,569
Income tax expense	-	-
Branch tax	(7)	16
Income taxes (recovery)	$(7)	$16

The Corporation has available to carry forward the following as at December 31:

	2009	2008
Canadian scientific research expenditures	$24,880	$4,555
Canadian investment tax credits	8,746	810
German losses from operations for corporate tax purposes	204	130
U.S. federal losses from operations	18,440	28,158
U.S. state losses from operations	3,333	19,072
U.S. research and development and investment tax credits	783	2,162
U.S. capital losses	180,761	171,338

The Canadian scientific research expenditures may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely. The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2010 to 2029.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Income taxes (cont’d):

The U.S. states losses from operations arising in California and Massachusetts may be used to offset future state taxable income and may be carried forward for ten and five years respectively.

The U.S. research and development and investment tax credits are available to reduce future U.S. taxable income and expire over the period from 2010 to 2028. The U.S. capital losses are available to reduce U.S. capital gains and expire over the period from 2010 to 2012.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2010	$168
2011	306
2012	58
2013	115
2014	101
2015	-
2016	90
2017	100
2029	7,808
$8,746

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2009	2008
Future income tax assets:
Scientific research expenditures	$6,220	$1,184
Investment in associated companies	2,173	2,511
Accrued warranty and pension liabilities	3,747	3,198
Losses from operations carried forward	6,526	10,705
Capital losses	61,459	58,255
Investment tax credits	8,274	2,976
Property, plant and equipment and intangible
assets	28,111	17,109
Total future income tax assets	116,510	95,938
Less valuation allowance:
- Canada	(47,346)	(23,515)
- U.S.	(69,110)	(72,389)
- Germany	(54)	(34)
Net future income taxes	$-	$-

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17. Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investee. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices.

	2009	2008
Balances with related parties:
Accounts receivable	$-	$4,500
Accounts payable and accrued liabilities	-	31

	2009	2008
Transactions during the year with related parties:
Revenues	$380	$7,906
Purchases	78	188
Net investments and advances (note 11)	$5,000	$5,939

In addition, the AFCC Transaction is a related party transaction (note 3).

18. Supplemental disclosure of cash flow information:

	2009	2008
Non-cash financing and investing activities:
Compensatory shares	$2,847	$7,299
Accrued costs related to Arrangement (note 2)	$584	$3,108
Shares cancelled on AFCC transaction (note 3)	$-	$173,900
Assets acquired under capital lease (note 6)	$2,078	$-

19. Segmented financial information:

The Corporation’s business operates in three market segments:
  Fuel Cell Products: Fuel cell products and services for motive power (consisting of the material handling and bus markets) and stationary power (consisting of the back-up power, supplemental power, and distributed generation markets) applications;

  Contract Automotive: Contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided primarily to AFCC, Daimler and Ford; and

  Material Products: Carbon fiber material products primarily for automotive applications and gas diffusion layer (“GDL”) material for fuel cell products.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Segmented financial information (cont’d):

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resources allocations are done on a company-wide basis.

	2009	2008
Revenues
Fuel Cell Products	$24,142	$27,641
Contract Automotive	9,170	19,217
Material Products	13,410	12,722
	$46,722	$59,580
Segment income (loss) for the year (1)
Fuel Cell Products	$(11,553)	$(3,780)
Contract Automotive	1,236	2,648
Material Products	2,315	(94)
Total	(8,002)	(1,226)
Corporate amounts
Research and product development	(12,699)	(23,805)
General and administrative	(10,801)	(12,515)
Sales and marketing	(7,203)	(7,461)
Restructuring charges	(6,229)	-
Acquisition and related charges	(529)	-
Depreciation and amortization	(6,580)	(6,034)
Investment and other income (loss)	5,995	(2,871)
Gain (loss) on disposal and write-down of long-lived
assets	122	(2,812)
Gain on sale of assets	34,297	96,845
Equity gain (loss) in associated companies	8,364	(8,649)
Income (loss) before income taxes	$(3,265)	$31,472
(1) Research and product development costs directly related to segments are included in segment income (loss) for the year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Segmented financial information (cont’d):

As at December 31, 2009 and 2008, total goodwill of $48,106,000 was allocated $46,291,000 to the Fuel Cell Products segment, and $1,815,000 to the Material Products segment.

In 2009, revenues from the Fuel Cell Products segment included sales to one customer that exceeds 10% of total revenue in the amount of $8,093,000. Revenues from the Contract Automotive segment included sales to one customer that exceeds 10% of total revenue in the amount of $6,244,000.

In 2008, revenues from the Fuel Cell Products segment included sales to one customer that exceeds 10% of total revenue in the amount of $8,256,000. Revenues from the Contract Automotive segment included sales of two customers that each exceeds 10% of total revenue in the amount of $9,343,000 and $8,053,000, respectively.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2009		2008
		Property, plant and		Property, plant and
		equipment and		equipment and
	Revenues	goodwill	Revenues	goodwill
Canada	$6,246	$76,746	$9,991	$77,570
U.S.	30,347	10,621	29,713	9,232
Japan	485	-	5,138	-
Germany	4,879	59	11,822	59
Other countries	4,765	-	2,916	-
	$46,722	$87,426	$59,580	$86,861

Revenues are attributed to countries based on customer location.

20. Financial instruments:

(a) Fair Value;

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities, and obligations under capital lease. The fair values of cash, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The fair value of long-term investments accounted for on the cost basis is not practical to determine because none of the investments are publicly traded. The fair value of obligations under capital lease approximates carrying value as the leases were entered into near the end of the reporting period. The carrying value of cash equivalents and short-term investments equal their fair values as they are classified as held for trading.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20. Financial instruments (cont’d):

(a) Fair Value (cont’d);

Fair value measurements recognized in the balance sheet must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation categorized the fair value measurement of its cash, cash equivalents and short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

(b) Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of U.S. and Canadian dollar denominated cash and cash equivalents and short-term investments.

	2009			2008
	Canadian			Canadian
	dollar	U.S. dollar		dollar	U.S. dollar
	portfolio(1)	portfolio	Total	portfolio(1)	portfolio	Total
Cash and cash equivalents	$9,191	$34,108	$43,299	$43,343	$10,743	$54,086
Short-term investments	11,059	27,873	38,932	15,289	16,024	31,313
Total cash, cash
equivalents and short-
term investments	$20,250	$61,981	$82,231	$58,632	$26,767	$85,399
(1) U.S. dollar equivalent

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses (note 14).

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20. Financial instruments (cont’d):

(i)	Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2009, the Corporation had Canadian dollar cash, cash equivalents and short-term investments of CDN $21,283,000, and no outstanding forward foreign exchange contracts.

The following exchange rates applied during the year ended December 31, 2009:

	$U.S. to $1.00 CDN	$CDN to $1.00 $U.S.
January 1, 2009 Opening rate	$0.821	$1.218
December 31, 2009 Close rate	0.951	1.051
Fiscal 2009 Average rate	0.876	1.142
Fiscal 2009 Year high	0.952	1.051
Fiscal 2009 Year low	0.786	1.272

Based on cash, cash equivalents and short-term investments and outstanding forward foreign exchange contracts held at December 31, 2009, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $2,024,000. If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

(ii)	Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20. Financial instruments (cont’d):

Based on cash, cash equivalents and short-term investments at December 31, 2009, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $206,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

(iii)	Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

21. Capital disclosures:

As at December 31, 2009, the Corporation considers its cash, cash equivalents and short-term investments as its capital. The Corporation does not have any bank debt or externally imposed capital requirements to which it is subject other than its obligation under capital lease. The Corporation’s objectives when managing capital are to manage its capital with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to the Corporation; and access available government funding for research and development projects. The Corporation’s current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

22. Differences between Canadian and United States accounting principles and practices:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Differences between Canadian and United States accounting principles and practices (cont’d):

(a)	Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(b)	Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received.

Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

(c)	Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

(d)	Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method. A previous option exchange plan was accounted for as a variable option plan under U.S. GAAP. Prior to the Corporation’s 100% acquisition of BGS in 2003, minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting. The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Differences between Canadian and United States accounting principles and practices (cont’d):

(e)	Under Canadian GAAP, short-term investments are classified as held for trading and carried at fair market value with changes in fair market value recognized in net income. Under U.S. GAAP, the Corporation adopted Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)”, effective January 1, 2008 and elected to classify short-term investments as held for trading, making the treatment consistent with Canadian GAAP. Prior to that, the short-term investments were classified as available-for-sale and are carried at fair market value. As a result of the adoption of FAS 159 in 2008, gains of $4,733,000 recognized prior to the adoption have been reclassified from accumulated other comprehensive loss to accumulated deficit. Previously, unrealized holding gains and losses related to the short-term instruments were reflected as a separate component of shareholders’ equity under accumulated other comprehensive income (loss).

(f)	Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method. In 2008, Chrysalix was written down to its estimated net realizable value and there is no difference in the carrying value of such investment as of December 31, 2009 and 2008 between Canadian and U.S. GAAP.

(g)	Under U.S. GAAP, the Corporation changed its accounting policy in 2009 for accounting for defined benefit pension and other post-retirement benefit plans from the defer and amortization approach to the immediate recognition approach. The Corporation believes the change in accounting policy more appropriately reflects the costs and liability of the employee future benefits as it better reflects the current estimated cost to terminate these plans. As a result of this change in accounting policy, applied on a retroactive basis, the Corporation has recognized in its balance sheet the net funded (deficiency) status of its employee future benefit plans. This results in no balance sheet difference to Canadian GAAP for the reported periods.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Differences between Canadian and United States accounting principles and practices (cont’d):

U.S. GAAP also requires an entity to recognize changes in the funded status of a defined benefit pension and post-retirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. As a result of the change in accounting policy, the changes to the funded status in each of the reporting periods, has been recognized in earnings, resulting in no income statement difference to Canadian GAAP.

The change in accounting policy under U.S. GAAP was applied retroactively and prior period financial statements have been restated, as follows:
  Accumulated deficit at December 31, 2007 was increased by $224,000.

  Net income for the year ended December 31, 2008 declined by $2,623,000 (representing a $0.03 decline in earnings and diluted earnings per share), with a corresponding increase in Accumulated other comprehensive income.

  Net income for the year ended December 31, 2009 increased by $2,215,000 (representing a $0.03 increase in earnings and diluted earnings per share), with a corresponding decrease in Accumulated other comprehensive income.
(h)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows. There are no other differences in operating, investing and financing cash flows.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Differences between Canadian and United States accounting principles and practices (cont’d):

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss), and consolidated statements of shareholders’ equity as follows:

Consolidated condensed balance sheets:
	2009			2008
						U.S.
						GAAP
	Canadian		U.S.	Canadian		(revised – note
	GAAP	Difference	GAAP	GAAP	Difference	22(g))
Current assets	$106,416	$-	$106,416	$116,091	$-	$116,091
Property, plant and equipment	39,320	-	39,320	38,755	-	38,755
Intangible assets	824	-	824	3,726	-	3,726
Goodwill (d)	48,106	490	48,596	48,106	490	48,596
Investments (f)	632	-	632	1,765	-	1,765
Other long-term assets	50	-	50	-	-	-
	$195,348	$490	$195,838	$208,443	$490	$208,933
Current liabilities	$30,057	$-	$30,057	$26,607	$-	$26,607
Long-term liabilities (b) (g)	4,632	36,404	41,036	23,349	35,889	59,238
Obligation under capital lease	1,739	-	1,739	-	-	-
	36,428	36,404	72,832	49,956	35,889	85,845
Shareholders' equity:
Share capital (a)	835,358	119,583	954,941	832,711	119,583	952,294
Additional paid-in capital (a)(c)	284,510	86,929	371,439	283,466	86,929	370,395
Accumulated deficit	(960,712)	(166,785)	(1,127,497)	(957,454)	(166,270)	(1,123,724)
Accumulated other comprehensive
income (a)(e) (g)	(236)	(75,641)	(75,877)	(236)	(75,641)	(75,877)
Shareholders' equity	158,920	(35,914)	123,006	158,487	(35,399)	123,088
	$195,348	$490	$195,838	$208,443	$490	$208,933

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22. Differences between Canadian and United States accounting principles and practices (cont’d):

	2009	2008
		(revised – note 22(g))
Income (loss) under Canadian GAAP	$(3,258)	$31,456
Research and development (b)	4,293	94
Foreign exchange gain (loss) (b)	(4,808)	8,373
Equity in loss in associated companies (f)	-	1,325
Net income (loss) and comprehensive income (loss) in
accordance with U.S. GAAP	$(3,773)	$41,248
Basic earnings (loss) per share, U.S. GAAP	$(0.05)	$0.49
Diluted earnings (loss) per share, U.S. GAAP	$(0.05)	$0.48

Consolidated statements of shareholders’ equity:
				Accumulated
		Additional		other	Total
		paid-in	Accumulated	comprehensive	shareholders’
	Share capital	capital	deficit	income (loss)	equity
Balance, December 31, 2007,
as reported	$1,294,404	$159,219	$(1,169,481)	$(71,286)	$212,856
Change in accounting policy
(note 22(g))	-	-	(224)	142	(82)
Balance, December 31, 2007
as revised	1,294,404	159,219	(1,169,705)	(71,144)	212,774
Net Income	-	-	41,248	-	41,248
Cumulative effect of adoption
of FAS 159 (e)	-	-	4,733	(4,733)	-
Cancellation of common shares
upon disposition of assets held
for sale	(349,438)	175,538	-	-	(173,900)
Non-dilutive financing	-	33,812	-	-	33,812
RSUs and DSUs redeemed	2,557	(2,557)	-	-	-
Share distribution plan	4,771	4,383	-	-	9,154
Balance, December 31, 2008	952,294	370,395	(1,123,724)	(75,877)	123,088
Net Loss	-	-	(3,773)	-	(3,773)
Non-dilutive financing	-	(719)	-	-	(719)
Purchase of treasury shares	(207)	-	-	-	(207)
RSUs and DSUs redeemed	1,126	(1,283)	-	-	(157)
Options exercised	7	-	-	-	7
Share distribution plan	1,721	3,046	-	-	4,767
Balance, December 31, 2009	$954,941	$371,439	$(1,127,497)	$(75,877)	$123,006

23. Subsequent events:

On January 18, 2010, the Corporation announced it had acquired a controlling interest in Denmark-based Dantherm Power, partnering with co-investors Danfoss A/S and Dantherm A/S. In exchange for the controlling interest, the Corporation will invest $6,000,000 in Dantherm Power through two tranches; $3,000,000 on January 18, 2010, and $3,000,000 after November 18, 2010.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2009 and 2008
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23. Subsequent events (cont’d):

On February 8, 2010, the Corporation announced that it had entered into a sale-and-leaseback agreement with Madison Pacific Properties Inc. The Corporation will sell its head office-building site in return for gross cash proceeds of approximately $20,000,000 (Canadian $20.8 million). The Corporation will concurrently enter into an initial fifteen-year capital lease agreement for the same property. This transaction closed on March 9, 2010.